[US Airways Letterhead]
July 14, 2008
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Joseph Foti
Senior Assistant Chief Accountant

Re:	US Airways Group, Inc. and US Airways, Inc. File Nos. 001-08444 and 001-08442 Form 10-K: For the Fiscal Year Ended December 31, 2007 Form 10-Q: For the Quarterly Period Ended March 31, 2008
Dear Mr. Foti:
This letter sets forth the responses of US Airways Group, Inc. (“Group”) and US Airways, Inc. (“Airways” and collectively with Group, the “Company”) with respect to the staff’s comment letter dated July 2, 2008 related to the above referenced filings. For ease of reference, each comment contained in the comment letter appears directly above the corresponding response.
Form 10-K: For the fiscal year ended December 31, 2007
Management’s Discussion and Analysis, page 34
Contractual Obligations, page 60

Comment 1.	Reference is made to Note 10(c) of Notes to Consolidated Financial Statements. It appears that you have obligations with respect to $1.85 billion in principal amount of pass through trust certificates. Please revise your contractual obligations table to include your obligations with respect to these pass through trust certificates.
Response:
The Company’s obligations relating to Enhanced Equipment Trust Certificates (“EETCs”) issued by pass through trusts (“Trusts”) discussed in Note 10(c) of the Notes to the Group Consolidated Financial Statements represent operating lease obligations in the case of certain aircraft leased to the Company by the Trusts and debt obligations in the case of certain aircraft mortgages issued to the Company by the Trusts. The amounts due under these leases and aircraft mortgages issued to the Company by these Trusts were as follows:

	2007 Form 10-K		2008 Form 10-Q
	Aircraft	Aircraft	Aircraft	Aircraft
	Mortgages	Leases	Mortgages	Leases
2008	$35	$315	$13	$165
2009	36	308	36	308
2010	35	300	35	300
2011	42	294	42	294
2012	51	322	51	322
Thereafter	377	2,339	377	2,339

Total	$576	$3,878	$554	$3,728

These debt and operating lease obligations are a component of US Airways’ “Debt and capital lease obligations” and “Aircraft purchase and operating lease commitments”, respectively, included on the Company’s contractual obligations table on page 60 of the 2007 Form 10-K and page 37 of the first quarter 2008 Form 10-Q. In the Company’s second quarter 2008 Form 10-Q and future filings, the Company will include the following notes to the contractual obligations table detailing the specific amounts due under leases and aircraft mortgages issued to the Company by these Trusts:
•	Includes $XX million of future principal payments and $XX million of future interest payments, respectively, related to pass through trust certificates or EETCs associated with mortgage financings for the purchase of certain aircraft, as described in Note X to US Airways Group’s Consolidated Financial Statements.

•	Includes $XX million of future minimum lease payments related to EETC leveraged leased financings of certain aircraft as described in Note X to US Airways Group’s Consolidated Financial Statements.

Comment 2.	As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.
Response:
Starting with the first quarter 2008 Form 10-Q filing, the Company added the disclosure of scheduled fixed and variable rate debt interest payments in the Contractual Obligations table on page 37 and disclosed in Note (3) to that table the Company’s methodology of using interest rates in effect as of March 31, 2008 for variable rate debt. The Company intends to continue to provide this disclosure in all future filings.

Comment 3.	Please reconcile debt and capital lease obligations amounts that are presented in your table to the amounts presented on the balance sheet and revise as necessary.
Response:
The Company’s debt and capital lease obligations presented in the contractual obligations table are presented on a gross basis and do not consider the unamortized discount on certain debt. In the Company’s second quarter 2008 Form 10-Q and in future filings, the Company will provide the following note to the contractual obligations table detailing the amount of unamortized debt discount.
•	Excludes $XX million of unamortized debt discount as of June 30, 2008.
The amounts in the contractual obligations table reconcile to the amounts presented on the balance sheet as follows:
2007 Form 10-K (in millions):

Amounts reported on the contractual obligations table (page 60):
US Airways Group debt	$1,674
US Airways debt and capital lease obligations	1,595

Total debt and capital lease obligations per contractual obligations table	3,269
Less: Unamortized debt discount reported in Note 7 to the Group Consolidated Financial Statements “Debt, including capital lease obligations” (page 90)	(121)

Total debt and capital lease obligations net of unamortized debt discount	$3,148

Amounts reported on the Group Balance Sheet (page 71):
Current maturities of debt and capital leases	$117
Long-term debt and capital leases	3,031

Total debt reported on the Group Balance Sheet	$3,148

2008 Form 10-Q (in millions):

Amounts reported on the contractual obligations table (page 37):
US Airways Group debt	$1,658
US Airways debt and capital lease obligations	1,705

Total debt and capital lease obligations per contractual obligations table	3,363
Less: Unamortized debt discount reported in Note 4 to the Group Consolidated Financial Statements “Debt” (page 10)	(117)

Total debt and capital lease obligations net of unamortized debt discount	$3,246

Amounts reported on the Group Balance Sheet (page 6):
Current maturities of debt and capital leases	$138
Long-term debt and capital leases	3,108

Total debt reported on the Group Balance Sheet	$3,246

Notes to Consolidated Financial Statements, page 74
Note 10: Commitments and Contingencies, page 101
(c) Off-balance Sheet Arrangements, page 103

Comment 4.	Please explain in greater detail your accounting for your obligations with respect to $1.85 billion in principal amount of pass through trust certificates. In your response, tell us why you believe that your accounting is appropriate.
Response:
The Company has obligations with respect to pass through trust certificates, also known as “Enhanced Equipment Trust Certificates” or EETCs, issued by pass through trusts to cover the financing of 19 owned aircraft, 116 leased aircraft and three leased engines. The primary purpose of these trusts is to finance the acquisition of aircraft. Rather than finance each aircraft separately when such aircraft is purchased or delivered, these trusts allowed the Company to raise the financing for several aircraft at one time and place such funds in escrow pending the purchase or delivery of the relevant aircraft.
Each trust covered a set amount of aircraft scheduled to be delivered within a specific period of time. At the time of each covered aircraft financing, the relevant trust used the funds in escrow to purchase equipment notes relating to the financed aircraft. The equipment notes were issued, at the Company’s election, in connection with a mortgage financing of the aircraft or by a separate owner trust in connection with a leveraged lease financing of the aircraft. In the case of a leveraged lease financing, the owner trust then leased the aircraft to the Company. In both cases, the equipment notes are secured by a security interest in the aircraft. The pass through trust certificates are not direct obligations of, nor are they guaranteed by, the Company. However, in the case of mortgage financings, the equipment notes issued to the trusts are direct obligations of the Company. As of December 31, 2007 and March 31, 2008, $576 million and $554 million, respectively, associated with these mortgage financings is reflected as debt on the Company’s balance sheet.

With respect to leveraged leases, the Company evaluated whether they had characteristics of a variable interest entity as defined by FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” (“FIN 46”). The Company concluded the leasing entities met the criteria for variable interest entities. The Company then evaluated whether or not it was the primary beneficiary by evaluating whether or not the Company was exposed to the majority of the risks (expected losses) or whether it receives the majority of the economic benefits (expected residual returns) from the trusts’ activities. The Company does not provide residual value guarantees to the bondholders or equity participants in the trusts. Each lease does have a fixed price purchase option that allows the Company to purchase the aircraft near the end of the lease term. However, the option price approximates an estimate of the aircraft’s fair market value at the option date. The Company under this feature does not participate in any increases in the value of the aircraft. The Company concluded it was not the primary beneficiary.
As the Company was not the primary beneficiary and concluded the trusts were not required to be consolidated, the Company then applied the provisions of SFAS No. 13 “Accounting for Leases”, to determine whether or not the leases should be classified as capital or operating. The Company concluded that all qualified as operating leases.
In its Form 10-K for the year ended December 31, 2007, the Company included in Note 10(c) to the Group Consolidated Financial Statements (page 103) the key factors as described above supporting the Company’s accounting policy for its obligations relating to EETCs. In the Company’s second quarter 2008 Form 10-Q and in future filings, the Company will add the following clarifying language to its disclosure:
•	The Company accounts for its EETC leveraged lease financings as operating leases under the criteria of SFAS No. 13. The total obligations under these leveraged lease financings is $XX billion as of June 30, 2008.
Form 10-Q: For Quarterly Period Ended March 31, 2008
Consolidated Balance Sheet — Goodwill and Other Intangible Assets, page 6

Comment 5.	We note that your common share price and overall market capitalization have significantly declined during the interim periods in fiscal 2008. In addition, your total market capitalization currently approximates $225 million while your $1.163 billion of book value, which significantly exceeds your total market capitalization, is primarily attributable to the amount of goodwill ($622 million) and other intangible ($547 million) assets reflected on your consolidated balance sheet. We also note that significant adverse changes in business climate and economic conditions through material changes in fuel prices has significantly impacted your results of operations as material operating losses are reflected in the first quarter of fiscal 2008 with a forecast of continuing material operating losses if fuel prices continue at current levels. Furthermore, the airline industry appears headed for additional challenging times with an economic slowdown whereas a softening economy makes realizing anticipated yield amounts difficult to obtain.

From disclosures in Critical Accounting Polices and Estimates (MD&A) and the accounting policy notes for goodwill and other intangibles as provided in your December 31, 2007 Form 10-K, we note that you perform an annual impairment test on October 1st in each year unless events or changes indicate a potential impairment in the carrying value of these assets. In testing for impairment, you also state you assess the fair value of the reporting units based on the market approach where the fair value of the reporting units is based on quoted market prices for US Airways Group common stock and its number of shares outstanding. The material decline in the Company’s market capitalization and its disparity with book value coupled with the significant adverse changes in business climate through material changes in fuel prices and economic slowdown may be indicative of a potential impairment of the Company’s recorded investment in its goodwill and other intangible assets. As aviation fuel expense is your largest operating cost and operating results are significantly impacted by even a relatively small increase in the price of aircraft fuel together with the market approach being a method you use to assess impairment, we believe that material adverse events and changes have occurred in these items that may require the testing of impairment for goodwill and other intangible assets before the annual testing scheduled to be performed on October 1, 2008. Please refer to the guidance as provided in paragraphs 28 and 8 of SFAS 142 and 144, respectively. As such, please provide us with a current detailed impairment analysis and advise us what consideration is given to recognizing an impairment of the Company’s recorded investment in goodwill and other intangible assets through this analysis.
As part of your response, please also specifically provide us a summary of the material relevant significant assumptions and estimates underlying your previous impairment analyses prepared with respect to goodwill and other intangibles and how the assumptions, estimates and projections have changed over the past two years and how the assumptions, estimates and projections used in the previous two years compare with the actual operating results that have occurred in fiscal 2007 and six month fiscal 2008 interim period ended June 30th. In addition, please provide us with any other information that you believe would assist us in our review.
After this further assessment and analysis, we also believe that the notes to your financial statements and Management’s Discussion and Analysis should be significantly expanded to summarize the events and changes that led to an impairment test before your scheduled annual assessment as well as your analysis and conclusions of the impairment tests. This disclosure should also include significant assumptions and estimates used in the test as well as detailed information that supports management’s conclusion on impairment.

Response:
First Quarter 2008
In accordance with SFAS No. 142, “Goodwill and Other Intangibles” (“SFAS 142”) paragraph No. 28, the Company carefully considered whether events had occurred or circumstances had changed in the first quarter of 2008 and during the period from April 1, 2008 through the date of the filing of our first quarter Form 10-Q on April 24, 2008 (the “ First Quarter Period”) which would require the Company to perform interim period testing for impairment of goodwill. The following factors were considered:
•	Revenue trends

•	Fuel costs

•	First quarter financial performance

•	Stock price

•	Capacity reductions

•	Credit ratings
Management concluded that as of the end of the first quarter and through the April 24, 2008 filing of our first quarter Form 10-Q no events or change in circumstances had occurred that would require the Company to perform interim period testing for goodwill impairment. The following key facts were relied upon in reaching the conclusion:
•	Throughout the first quarter of 2008, the revenue environment had remained strong with future revenue trends remaining positive. In the first quarter of 2008, the Company realized an increase in passenger revenue per available seat mile (“PRASM”) of 3.7% over the 2007 period.

•	Although fuel costs had risen, they continued to be highly volatile. In the last week of December of 2007, the price per barrel of oil was $96 and increased to a then record high of $100 per barrel in early January 2008. In early February oil fell to $89 per barrel and then peaked again to another then record high of $110 per barrel. At March 31, 2008, oil again had decreased to $102 per barrel. A dollar per barrel change in the price of oil results in a $37 million increase or decrease in our annual expense.

•	The actual loss reported for the first quarter of 2008 was less than what was included in our 2008 business plan. This plan included a per barrel oil cost which was generally in line with the cost of oil at March 31, 2008.

•	The stock price of the Company, which had been impacted largely by changes in fuel prices, was very volatile. The Company’s stock closed at $14.71 on December 31, 2007, traded as high as $15.39 in early February 2008, hit a low of $7.45 on March 17, 2008 and closed at $8.91 on March 31, 2008. The stock then closed as high as $9.87 on April 8, 2008.

•	At the end of the first quarter of 2008, the Company had plans to reduce capacity by two to four percent in the second half of 2008 through management of scheduled leased aircraft returns.

•	As of March 31, 2008, the Company had not experienced any downgrade in its credit rating as its S&P and Moody’s ratings remained at B- and CCC since the time of its last annual impairment test.
In the first quarter 2008 Form 10-Q, the Company included in its Critical Accounting Policies and Estimates an “Impairment of Goodwill” disclosure (page 38) which summarized the key factors described above supporting our conclusion that no events or change in circumstances had occurred that would require an interim goodwill impairment review. The Company also stated in that disclosure that it was continuing to monitor those factors and that adverse changes such as continued record high fuel prices, a weakening revenue environment or significant sustained declines in our stock price could result in a partial or total impairment of our $622 million goodwill balance.
Second Quarter 2008
In accordance with paragraph 28 of SFAS No. 142, in late May 2008, the Company concluded that events had occurred and circumstances had changed which required the Company to perform an interim period goodwill impairment test in accordance with SFAS No. 142. The following key factors were relied upon in reaching our conclusion:
•	The price of fuel became less volatile and there was a sustained surge in record high fuel prices. On May 20, 2008, the price per barrel of oil hit a then record high of $133 per barrel and from that date through June 30, 2008 stayed at an average daily price of $133 per barrel. Our average mainline fuel price during April and May of 2008 was $3.47 per gallon as compared to $2.88 per gallon in the first quarter of 2008 and $2.20 for the full year 2007. This increase in the price per gallon of fuel represents an increase of 20% and 58% as compared to the first quarter 2008 and full year 2007, respectively.

•	As a result of sustained record high fuel prices, the Company revised its forecasted loss for 2008 to be significantly greater than its original 2008 business plan.

•	During the second quarter of 2008, we experienced a significant decline in market capitalization due to overall airline industry conditions driven by sustained record high fuel prices. Our average stock price in the second quarter of 2008 was $6.13 as compared to an average of $12.15 in the first quarter of 2008, a decline of 50%.

•	The Company made plans which were publicly announced on June 12, 2008 in response to the sustained surge in record high fuel prices, to reduce fourth quarter 2008 and full year 2009 domestic mainline capacity by six to eight percent and seven to nine percent, respectively, on a year over year basis through returning 10 mainline aircraft in 2008 and 2009, canceling the leases of two A330 aircraft that were scheduled for delivery in 2009, and planning to reduce additional aircraft in 2009 and 2010. The Company also announced it was decreasing its staffing levels in response to the reduced capacity.

•	During the second quarter of 2008, S&P and Moody’s placed the Company on negative credit watch.
We performed the first step of the two-step impairment test required by SFAS No. 142 and compared the fair value of the reporting unit to its carrying value. Consistent with our approach in our annual impairment testing, in assessing the fair value of the reporting unit we considered both the market approach and the income approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices and the number of shares outstanding for our common stock. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors including estimates of future market growth trends, forecasted revenues and expenses, expected periods that the assets will be utilized, appropriate discount rates and other variables. We concluded that the fair value of the reporting unit was less than the carrying value of the net assets of the reporting unit, and thus we performed step two of the impairment test.
In step two of the impairment test, we determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. In accordance with SFAS No. 142, with the assistance of a third party valuation firm, we allocated the fair value of the reporting unit to all of the assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Our step two analysis resulted in no implied fair value of goodwill, and therefore, we will report in our second quarter 2008 results an impairment charge of $622 million, representing a write-off of the entire amount of our previously recorded goodwill.
As requested, the following is a summary of the material relevant significant assumptions and estimates underlying the Company’s previous impairment analyses prepared with respect to goodwill and intangibles over the past two years as compared to the actual operating results that have occurred in 2007 and the first half of 2008:

Income Approach-Discounted Cash Flow Method:
Projected mainline debt-free net cash flows (in millions):

Valuation Date	2006	2007	Q1 2008*	2008	2009	2010	2011	2012	2013
10/1/2006	$125	$137	n/a	$148	$676	$771	$858	n/a	n/a
10/1/2007	n/a	(73)	n/a	(169)	307	511	581	692	755
6/9/2008	n/a	n/a	(223)	(1,013)	(500)	(103)	164	362	580
Actual results	367	90	(223)	n/a	n/a	n/a	n/a	n/a	n/a
*Q2 2008 results have not yet been finalized as of the date of this letter.

	10/1/2006	10/1/2007	6/9/2008
Discount rate	11.4%	12.8%	14.0%
Invested Capital Value	8,500	6,700	4,000
Market Capitalization Approach:

	10/1/2006	10/1/2007	6/9/2008
Stock Price	$44.33	$27.46	$3.92
Invested Capital Value	6,300	5,300	3,600
Guideline Companies Approach:

	10/1/2006	10/1/2007	6/9/2008
Revenue multiple	0.6	0.5	n/a
EBITDAR multiple	4.6	3.6	n/a
Invested Capital Value	8,000	7,800	n/a
Step 1 Analysis:

	10/1/2006	10/1/2007	6/9/2008
Concluded Invested Capital Value (1)	7,800	6,600	3,700
Company Carrying Value (2)	3,862	4,552	4,506

(1)	Concluded Invested Capital was estimated using the following weighting of the valuation methods above:

	10/1/2006	10/1/2007	6/9/2008
Income Approach	50%	50%	33%
Market Capitalization Approach	25%	25%	67%
Guideline Companies Approach	25%	25%	n/a

(2)	Company Carrying Value was calculated as follows:

	10/1/2006	10/1/2007	6/9/2008
Net assets	892	1,463	1,189
Total debt and capital lease obligations	2,970	3,089	3,317

Company Carrying Value	3,862	4,552	4,506
The goodwill impairment analyses described above were prepared with the assistance of a third party valuation firm. As noted above the valuation was prepared by weighting three different valuation methods. Due to current market conditions, in its current interim period impairment test, the Company gave greater weighting to the market capitalization approach and guideline companies were not considered.

The Company’s other intangible assets of $547 million consist principally of airport take-off and landing slots and airport gate leasehold rights of $462 million which are subject to amortization and $85 million of international route authorities and trademarks which are classified as indefinite lived assets under SFAS No. 142. The Company considered the potential impairment of these other intangibles as well as the Company’s tangible assets in accordance with SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as applicable. In connection with completing step two of our goodwill impairment analysis, we assessed the current fair market values of our significant intangible and tangible assets including owned aircraft, aircraft leases, aircraft spare parts, airport slots, international routes, and trademarks. The Company concluded that the only additional impairment that had occurred was associated with the decline in fair market value of certain spare parts associated with its Boeing 737 fleet. The Company anticipates its second quarter 2008 Form 10-Q will report an $18 million impairment charge for certain Boeing 737 fleet spare parts.
The notes to the financial statements and Management’s Discussion and Analysis included in the Company’s second quarter 2008 Form 10-Q will provide significant disclosure summarizing as described above the events that led to the interim impairment test and the significant assumptions and estimates used in the test as well as detailed information that supports management’s conclusion on impairment.
* * * *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Controller at (480) 693-2247 or Mary Beth Macdonald, Managing Director Financial Reporting at (480) 693-2249. I can be reached at (480) 693-5710.
Very Truly Yours,
/s/ Derek J. Kerr
Derek J. Kerr
Senior Vice President and Chief Financial Officer
US Airways, Group

cc:	Janet Dhillon Michael Carreon Stacy Ingram (McKenna, Long & Aldridge)